SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OFFERS TO SELL AER LINGUS STAKE
TO ANOTHER EU AIRLINE

Ryanair, Europe's only ultra-low cost carrier (ULCC) today (23 July) confirmed that, as part of its ongoing remedies discussions with the UK Competition Commission (CC) in a case where the CC have produced no evidence whatsoever of any lessening of competition as a result of Ryanair's 6½ year old 29% shareholding in Aer Lingus, Ryanair has now offered the following undertaking to the CC:

In order to dispel the CC's unfounded and invented "concern" that Ryanair's shareholding may prevent Aer Lingus from being acquired by another EU airline, Ryanair will undertake to unconditionally sell its 29% shareholding to any other EU airline that makes an offer for Aer Lingus and obtains acceptances from 50.1% of Aer Lingus shareholders.

The above remedy is without prejudice to Ryanair's vehement objection to the CC's manifestly false conclusion that Ryanair has influence over Aer Lingus' commercial strategy and/or that Ryanair's 6½ year old minority shareholding in Aer Lingus has resulted in a lessening of competition.  This conclusion is flatly contradicted by 6½ years of evidence, by the European Commission's findings in February 2013 that competition between Ryanair and Aer Lingus has intensified, and by the evidence submitted even by Aer Lingus and the Irish Government (to the EU), which proves that competition between Ryanair and Aer Lingus intensified to the benefit of consumers over the last 6½ years.

Ryanair's Robin Kiely said:

"It is clear from the CC's own Provisional Findings report that it has found no evidence of any lessening of competition between Ryanair and Aer Lingus.  In fact, Ryanair's recent (3rd) offer for Aer Lingus was prohibited by the EU precisely because of the evidence, submitted by both Aer Lingus and the Irish Government, that competition between Ryanair and Aer Lingus has "intensified" during the past 6½ years.

These inconvenient facts have reduced the CC's Simon Polito (Chairman) and Roger Davis (Member) to inventing new and fantastical "concerns" in order to justify their apparently premeditated and biased "thinking" that Ryanair should be forced to sell down this 6½ year old minority stake.  The only remaining "concern" they can now dream up is that Ryanair's 29% stake "might" prevent another EU airline buying Aer Lingus; despite 6½ years of evidence (and repeated public statements) that no other EU airline has any interest in acquiring Aer Lingus.

In order to remove any remaining shred of credibility from this CC process and eliminate any doubt about this imaginary albeit non-existent "concern", Ryanair has now agreed that it will unconditionally sell its 6½ year old minority stake to any other EU airline which makes an offer for, and acquires more than 50.1% of, Aer Lingus shares, at the same price and terms which are accepted by these other 50.1% of Aer Lingus shareholders.  This remedy unconditionally removes any ability by Ryanair to block any future takeover of Aer Lingus by another EU airline.

This bogus CC "concern" has now been fatally undermined thereby removing any requirement for a divestment of Ryanair's 6½ year old minority shareholding which even the CC now admits hasn't given Ryanair any influence, and Aer Lingus admits has led to intensified competition to the benefit of the perhaps 1 or maybe 2 UK consumers who even fly Aer Lingus."

For further information
please contact:           Robin Kiely                               Joe Carmody
                                     Ryanair Ltd                                Edelman Ireland
                                     Tel: +353-1-8121212              Tel: +353-1-6788 333
                                     press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 July, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary